SUB-ITEM 77I: TERMS OF NEW OR AMENDED SECURITIES
MORGAN STANLEY FX SERIES FUNDS

Redesignation of Class D Shares to Class I Shares
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Pursuant to Section 9.3 of the Registrant's Declaration of Trust, as amended from time to time (the "Declaration"), the Trustees of the Registrant approved the redesignation of Class D Shares to Class I Shares, effective as of March 31,
2008. The rights of the holders of such Shares have not been effected by this redesignation.